SEC

17004930

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strategic Capital Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Riversedge Dr
(No. and Street)

Saline (City) MI (State) 48176 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Burke 734-944-8018
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, Inc.
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100 (Address) Katy (City) TX (State) 77450 (Zip Code)

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
413

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strategic Capital Investments, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn before me
this 27 day of Febuary
A Notary Public in and for the
Washtenaw County of Michigan.

Signature, Notary Public
My Commission Expires:
03/27/2023

IZHAK FARHA
Notary Public - State of Michigan
County of Washtenaw
My Commission Expires Mar 27, 2023
Acting in the County of Washtenaw

Notary Public

Joseph M. Burke
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Bryant A. Gaudette, CPA

INDEPENDENT AUDITOR'S REPORT

To the Managers and/or Directors
Strategic Capital Investments
701 Riversedge Drive
Saline MI 48176

Report on the Financial Statements

I have audited the accompanying financial statements of **Strategic Capital Investments** (the "Company") which comprise the statement of financial condition as of **December 31, 2016**, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Capital Investments as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted to form an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, TX
[February 27, 2017]

Strategic Capital Investments, LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2016

ASSETS	
Current Assets	
Cash in Bank	$ 29.52
Other Current Assets	
Due from Clearing Broker	
Commissions Receivable	822.65
Legent Deposit Account	10,730.86
Total Other Current Assets	11,553.51
TOTAL ASSETS	11,583.53
LIABILITIES & EQUITY	
Liabilities	
Accrued Liabilities	1,200.00
Total Liabilities	1,200.00
Member Equity	10,383.03
TOTAL LIABILITIES & EQUITY	$ 11,583.53

The accompanying notes are an integral part of these financial statements.

Strategic Capital Investment, LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2016

Income		
Commissions	$	17356.83
Miscellaneous Income		177.21
Total Income		17,534.04
Expense		
Clearing expenses		6,148.08
Dues and Subscriptions		14.95
Fidelity Bond		576.00
News, Quotes & Market Data		4,459.22
Office Supplies		58.68
Postage and Delivery		155.27
Professional Fees		2,300.00
Registrations		3,843.75
		17,555.95
Net Income (Loss)	$	-21.91

The accompanying notes are an integral part of these financial statements.

Strategic Capital Investments, LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2016

OPERATING ACTIVITIES		
Net Income	$	-21.91
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Due from Clearing Broker		-708.47
Accrued Liabilities		500.00
Credit Card		-50.26
Net cash provided by Operating Activities		-280.64
FINANCING ACTIVITIES		
Net Change in Member Equity		0.00
Net cash used by Financing Activities		0.00
Net cash decrease for period		-280.64
Cash at beginning of period - January 1, 2016		310.16
Cash at end of period - December 31, 2016	$	29.52

The accompanying notes are an integral part of these financial statements.

Strategic Capital Investment, LLC
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2016

Opening Balance - January 1, 2016	$	10,404.94
Net Income		-21.91
Closing Balance - December 31, 2016	$	10,383.03

The accompanying notes are an integral part of these financial statements.

Strategic Capital Investments, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2016

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Strategic Capital Investments, LLC (the Company) was organized in the State of Michigan on June 2, 1995 pursuant to the Michigan Limited Liability Act. The Company has adopted a calendar year.

Description of Business

The Company, located in Saline, MI., is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides all funds, securities and accounts are maintained at a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Depreciation

Depreciation is provided on a straight line basis using estimated useful lives of five years.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available- for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses luring the reporting period. Actual results could differ from those estimates.

Income Taxes

The company was formed as a limited liability company and elected to be treated as a sole proprietorship for federal income tax purposes.

Concentrations

The company specializes in sales of securities.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exempted provisions

of SEC Rule 15c-3-3(k)(2)(ii). All funds and securities are transmitted directly to the clearing broker.

NOTE D - OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E - SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or loss in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 1, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Strategic Capital Investments, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Computation of Net Capital

Stockholder's Equity		$ 10,383
Non-Allowable Assets		
Property & Equipment	$ -0-	
Securities	-0-	
Accounts receivable - other	-0-	-0-
Haircuts on Securities Positions		
Securities Haircuts	-0-	
Undue Concentration Charges	-0-	-0-
Net Allowable Capital		$ 10,383

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 80
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 4,383

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 1,200
Percentage of Aggregate Indebtedness to Net Capital	11.56%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2016	$ 10,383
Adjustments	
Increase (Decrease) in Equity	-0-
(Increase) Decrease in Non-Allowable Assets	-0-
(Increase) Decrease in Securities Haircuts	-0-
Net Capital per Audit	10,383
Reconciled Difference	$ -0-

Strategic Capital Investments, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $10,383 which was $5,383 in excess of its required net capital of $5,000. The Company's net capital ratio was 11.56%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Strategic Capital Investments, LLC
P.O. Box #3, Saline, MI 48176, (734) 944-8018
MEMBER FINRA, SIPC

Febuary 25, 2017

Bryant A. Gaudette,Inc.
Bryant A. Gaudette, CPA
21320 Provincial Blvd. #100
Katy, TX 77450

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Mr. Gaudette:

Please be advised that Strategic Capital Investments, LLC has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2016 through December 31, 2016. Strategic Capital Investments, LLC, Inc. did not hold customer securities or funds at any time during this period and does business limited to equity securities on national exchanges. Strategic Capital Investments, LLC.'s past business has been of similar nature and has complied to this exemption since its inception, 1995)..

Joseph M. Burke, the CEO of Strategic Capital Investments, LLC has made available to Bryant A. Gaudette all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Joseph M. Burke has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Strategic Capital Investments, LLC.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (734) 944-8018.

Very truly yours,
Joseph M. Burke

Joseph M.. Burke, CEO
Strategic Capital Investments, LLC..

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(ii)

Joseph Burke
Strategic Capital
Investments
701 Riversedge Drive
Saline MI 48176

Dear Joseph Burke:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Strategic Capital Investments identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Strategic Capital Investments claimed an exemption from 17 C.F.R. § 240.15c3-3. Strategic Capital Investments stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception. Strategic Capital Investments's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Strategic Capital Investments's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, Texas
[February 27, 2017]

Strategic Capital Investments, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016